UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

Sylvamo Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871332102

(CUSIP Number)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Laura H. Acker, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

June 20, 2023

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 871332102		Page 2 of 17 Pages

1	NAME OF REPORTING PERSON ACR Group Paper Holdings JR LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 3 of 17 Pages

1	NAME OF REPORTING PERSON ACR Group Paper Holdings JR GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 4 of 17 Pages

1	NAME OF REPORTING PERSON ACR Group Paper Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

SCHEDULE 13D

CUSIP No. 871332102		Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%(2)(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

(3)	As a result of the contribution described in Item 3 hereof, Lapetus Capital III LLC has ceased to beneficially own shares of Common Stock.

SCHEDULE 13D

CUSIP No. 871332102		Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%(3)(4)
14	TYPE OF REPORTING PERSON PN

(1)	Atlas Capital Resources III LP invests in Lapetus Capital III LLC through certain alternative investment vehicles.
(2)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(3)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

(4)	As a result of the contribution described in Item 3 hereof, Atlas Capital Resources III LP has ceased to beneficially own shares of Common Stock.

SCHEDULE 13D

CUSIP No. 871332102		Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (2)(3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

(3)	As a result of the contribution described in Item 3 hereof, Atlas Capital GP III LP has ceased to beneficially own shares of Common Stock.

SCHEDULE 13D

CUSIP No. 871332102		Page 12 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

(3)	As a result of the contribution described in Item 3 hereof, Atlas Capital Resources GP III LLC has ceased to beneficially own shares of Common Stock.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed on April 25, 2022 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), as amended by Amendment No. 1 filed on February 15, 2023, and relates to common stock, par value $1.00 per share (“Common Stock”), of Sylvamo Corporation (the “Issuer”), having its principal executive offices at 6077 Primacy Parkway, Memphis, Tennessee 38119. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed jointly by:

(i) ACR Group Paper Holdings JR LP, a Delaware limited partnership (“ACR GPH JR”). ACR GPH JR is the direct beneficial owner of 6,312,454 shares of Common Stock of the Issuer;

(ii) ACR Group Paper Holdings JR GP LLC, a Delaware limited liability company (“ACR GPH JR GP”), is the general partner of ACR GPH JR;

(iii) ACR Group Paper Holdings LP, a Delaware limited partnership (“ACR GPH”), is the sole and controlling member of ACR GPH JR GP;

(iv) Atlas Capital GP IV LP, a Delaware limited partnership (“AC GP IV”), is the general partner of ACR GPH;

(v) Atlas Capital Resources GP IV LLC, a Delaware limited liability company (“ACR GP IV”), is the general partner of AC GP IV;

(vi) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”);

(vii) Atlas Capital Resources III LP, a Delaware limited partnership (“ACR III”), which invests in Lapetus III through certain alternative investment vehicles, is the indirect majority and controlling member of Lapetus III;

(viii) Atlas Capital GP III LP, a Delaware limited partnership (“AC GP III”), is the general partner of ACR III;

(ix) Atlas Capital Resources GP III LLC, a Delaware limited liability company (“ACR GP III”), is the general partner of AC GP III; and

(x) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a manager and Managing Partner of ACR GP III and ACR GP IV, each of whom may be deemed to control Lapetus III, ACR III, AC GP III, ACR GPH JR, ACR GPH JR GP, ACR GPH and AC GP IV.

Each of Messrs. Bursky and Fazio, together with ACR GPH JR, ACR GPH JR GP, ACR GPH, AC GP IV, ACR GP IV, Lapetus III, ACR III, AC GP III and ACR GP III are sometimes collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock of the Issuer owned directly by such Reporting Person.

Set forth on Schedule I hereto are the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

Item 2(c) of the Schedule 13D is hereby amended and supplemented with the following:

“(vii) ACR GPH JR and ACR GPH JR GP were formed to effect the transactions described in Items 3 and 6 below.”

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

“ACR GPH and Lapetus III contributed and transferred their shares of Common Stock to ACR GPH JR.”

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 42,563,277 shares of Common Stock outstanding as of May 5, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 9, 2023.

(a) and (b)

In the aggregate, the Reporting Persons (other than Lapetus III, ACR III, AC GP III, and ACR GP III) beneficially own, as of the date hereof, 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares.

(i) ACR GPH JR has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(ii) ACR GPH JR GP, by virtue of its status as the general partner of ACR GPH JR, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(iii) ACR GPH, by virtue of its status as the sole and controlling member of ACR GPH JR GP, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(iv) AC GP IV, by virtue of its status as the general partner of ACR GPH and certain other funds, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(v) ACR GP IV, by virtue of its status as the general partner of AC GP IV, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(vi) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP IV, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 14.83% of the outstanding shares;

(vii) Lapetus III no longer has voting or dispositive power over any shares of Common Stock;

(viii) ACR III no longer has voting or dispositive power over any shares of Common Stock;

(ix) AC GP III no longer has voting or dispositive power over any shares of Common Stock;

(x) ACR GP III no longer has voting or dispositive power over any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) As of June 20, 2023, Lapetus III, ACR III, AC GP III, and ACR GP III ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

“Joinder Agreements

In connection with the contributions described in Item 3 hereof, each of ACR GPH JR and ACR GPH JR GP executed a joinder, and become party, to the Cooperation Agreement.

Swap Agreements

As previously reported, Lapetus III entered into certain cash-settled equity swap agreements with an unaffiliated third party financial institution (the “Swap Agreements”). The Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 2,150,000 notional shares of Common Stock, representing approximately 5.05% of the outstanding shares of Common Stock. Lapetus III and ACR GPH JR entered into a Novation Agreement whereby ACR GPH JR and Nomura International PLC became parties to the Swap Agreements. The Swap Agreements provide ACR GPH JR with economic results that are comparable to the economic results of ownership but do not provide it with the power, directly or indirectly, to vote or direct the voting or to dispose or direct the disposition of the shares of Common Stock that are the subject of the Swap Agreements.

Margin Loan Facility

On June 20, 2023, ACR GPH JR and ACR GPH JR GP entered into (i) a Margin Loan Agreement (the “Loan Agreement”) with Nomura Securities International, Inc., as administrative agent (the “Administrative Agent”), Nomura Securities (Bermuda) Ltd., and the other lenders, if any, which are or may become parties thereto (each, a “Lender”), and (ii) a Pledge Agreement (the “Pledge Agreement” and, collectively with the Loan Agreement, the “Loan Documents”).

Pursuant to the Loan Agreement, ACR GPH JR borrowed an aggregate of approximately $146.8 million. Pursuant to the Pledge Agreement, to secure borrowings under the Loan Agreement, ACR GPH JR has pledged 6,312,454 shares of Common Stock and the Swap Agreements.

The loans under the Loan Agreement mature on June 20, 2025. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require ACR GPH JR to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged shares of Common Stock or the Swap Agreements in accordance with the Loan Documents.

Letter Agreement

In connection with entry into the Loan Documents described above, ACR GPH JR entered into a letter agreement with the Administrative Agent and the Issuer in which the parties have agreed to, among other things, take specified administrative actions in connection with any transfer of shares of Common Stock by the Administrative Agent upon an exercise of remedies under the Loan Documents.”

Item 7.    Material to be Filed as Exhibits

99.3	Joint Filing Agreement, dated as of June 23, 2023, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023	ACR Group Paper Holdings JR LP

By: ACR Group Paper Holdings JR GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	President

Dated: June 23, 2023	ACR Group Paper Holdings JR GP LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	President

Dated: June 23, 2023	ACR Group Paper Holdings LP

By: Atlas Capital GP IV LP, its general partner

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: June 23, 2023	Atlas Capital GP IV LP

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: June 23, 2023	Atlas Capital Resources GP IV LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: June 23, 2023	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: June 23, 2023	/s/ Timothy J. Fazio
Timothy J. Fazio

Dated: June 23, 2023	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: June 23, 2023	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: June 23, 2023	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: June 23, 2023	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner